

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Jonathan W. Witter
Chief Executive Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

> **Re: SLM Corporation**
> **Form 10-K for the fiscal period ending December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-13251**

Dear Mr. Witter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Note 11. Borrowings, page F-55

1. We note your disclosure with regard to your unconsolidated VIEs, that you determined while you are the sponsor, servicer and administrator and may have a significant impact on economic performance, the risk of absorbing losses that could be significant is low. Please tell us how your determination that the risk is low of absorbing significant losses is consistent with the guidance in ASC 810-10-25-38A(b) that requires determination of whether your obligation to absorb losses or benefits could be significant.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance